December 20, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Alison White, Esq.

VIA EDGAR

Re:	Registrant: Natixis ETF Trust
File No.: 333-210156, 811-23146
Filing Type: Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 20, 2017, regarding the post-effective amendment to the Natixis ETF Trust (the “Registrant”) registration statement on Form N-1A for the Natixis Loomis Sayles Short Duration Income ETF (the “Fund”), which was filed with the Commission on October 6, 2017 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

1. Comment.	Confirm that the Registrant will delay effectiveness of the filing with a 485BXT filing until 19b-4 relief is granted.

Response.	The Registrant will not be delaying effectiveness of the filing as the Fund intends to meet the NYSE ARCA generic listing standards for active ETFs.

2. Comment.	Please update the Fund’s Ticker Symbol and EDGAR Series and Class ID numbers in the 485(b) filing.

Response.	The Ticker Symbol and EDGAR Series and Class ID numbers will be updated in the 485(b) filing.

3. Comment.	Please include the completed expense and example tables in your comment response correspondence filing.

Response.	Please see the completed expense and example tables below:

 Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.30%
Distribution and/or service (12b-1) fees	0.00%

Other expenses[1]	0.57%
Total annual fund operating expenses	0.87%
Fee waiver and/or expense reimbursement[2]	0.49%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.38%

[1]	Other expenses are based on estimated amounts for the fiscal year ended December 31, 2018.
[2]

Natixis Advisors, L.P. (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.38% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2019, and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below 0.38% of the Fund’s average daily net assets or the lower expense limit in effect when the Adviser seeks to recover the fees waived and/or expenses reimbursed. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

1 year	3 years
$39	$211

4. Comment.

In the expense waiver footnote to the “Annual Fund Operating Expenses” table, please confirm that the undertaking to limit the amount of the Fund’s total annual fund operating expenses will be in effect for at least one year.

Response.	The Registrant confirms that this undertaking is in effect through April 30, 2019, and has inserted this date into the footnote.

5. Comment.	In the “Example” paragraph in the summary section of the prospectus, please confirm that the example reflects the expense waiver only for the period it is in effect.

Response.	The Registrant confirms that the expense example reflects the expense waiver only for the period that it is in effect.

6. Comment.

Please confirm that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

Response.

The Registrant confirms that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

Additionally, in response to this comment, the Registrant has revised Footnote 2 of the “Annual Fund Operating Expenses” chart as follows:

“Natixis Advisors, L.P. ~~Loomis, Sayles & Company, L.P.~~ (“Natixis Advisors ~~Loomis Sayles~~” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to ~~[ ]~~ 0.38% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through ~~[    ]~~ April 30, 2019 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below ~~[ ]~~ 0.38% of the Fund’s average daily net assets or the lower expense limit in effect when the Adviser seeks to recover the fees waived and/or expenses reimbursed. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.”

7. Comment.

Please confirm that although the Fund’s fee waiver and/or expense reimbursement is subject to recoupment, the Adviser’s recoupment is limited to 3 years from the date such amount was initially waived/reimbursed.

Response.

The Registrant notes that Footnote 2 of the “Annual Fund Operating Expenses” table discloses that the Fund will not be obligated to repay any fees waived and/or expenses reimbursed more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed. The Registrant respectfully submits that this arrangement effectively ensures that recoupment will never exceed 3 years from the date such amount was initially waived/reimbursed.

8. Comment.

Please confirm if the Fund will invest in bank loans as a principal investment strategy. If so, please disclose (i) that it may take longer than seven days for transactions in bank loans to settle which may impact short term liquidity needs; (ii) how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period; and (iii) that bank loans may not be securities and therefore may not have the protections afforded by federal securities laws.

Response.	The Registrant confirms that the Fund will not invest in bank loans as part of its principal investment strategy.

9. Comment.	In the second paragraph under “Principal Investment Strategies,” please clarify in plain English the bolded text in the sentence below:

“The Fund seeks its objective by investing primarily in investment-grade fixed-income securities with a focus on relative value investing on a risk-adjusted basis.”

Response.	The Registrant has revised the above-referenced disclosure as follows:

“The Fund seeks its objective by investing primarily in investment-grade fixed- income securities. Each security is evaluated on the basis of its expected contribution to risk and return of the portfolio ~~with a focus on~~ relative to the benchmark ~~value investing on a risk adjusted basis~~.”

10. Comment.	In the paragraph labeled “Derivatives Risk” in the sub-section “Principal Investment Risks” of the Fund summary, the Fund states that it intends to use derivatives such as futures, forwards, structured notes and swaps. Please confirm if any of these will be principal investment strategies.

Response.

The Fund does not currently intend to invest in forwards, structured notes and swaps as a principal investment strategy. In response to this comment, the Registrant will remove references to forwards, structured notes and swaps in the “Derivatives Risk” disclosures.

The Registrant respectfully submits that the principal investment strategies already states that the Fund may engage in futures transactions for hedging and investment purposes.

11. Comment.	Please add emerging markets to “Foreign Securities Risk” and explain how you define emerging markets.

Response.	In response to this comment, the Registrant has added “Emerging Markets Risk” to the disclosure and the following definition to the Fund’s principal investment strategies:

“For the purposes of determining whether a particular country is considered a developed or emerging market, the Fund will use a country’s sovereign quality rating. An emerging market country is defined as a country which carries a sovereign quality rating below investment grade by either S&P or Moody’s, or is unrated by both S&P and Moody’s.”

12. Comment.	Please expand “Interest Rate Risk” to include IM Guidance Update 2016-02 and IM Guidance Update 2014-01.

Response.	In response to this comment, the Registrant will revise Item 4 and Item 9 “Interest Rate Risk” by adding the following to the end of the risk disclosures:

“Potential future changes in government monetary policy may affect the level of interest rates, and the current historically low interest rate environment increases the likelihood of interest rates rising in the future.”

13. Comment.

In the first sentence of the paragraph labeled “New and Smaller Sized Fund Risk” in the sub-section “Principal Investment Risks” of the Fund summary, please delete the word “relatively” as the fund is new.

Response.

The Registrant has carefully considered the Staff’s comment. The Registrant notes that the “New and Smaller Sized Fund Risk” will appear in the Fund’s prospectus for a period of time after the date of the Fund’s launch. The Registrant respectfully submits that the requested changes would render the disclosure outdated and inaccurate immediately after the Fund’s launch. Accordingly, no changes to the disclosure have been made.

14. Comment.	Will the Fund count derivatives towards its 80% policy? If yes, how will derivatives be counted?

Response.	Although the Fund may invest in derivatives, it does not currently intend to count derivatives towards its 80% policy.

15. Comment.

In the “Management” sub-section, please confirm and include the correct Adviser and Subadviser of the Fund. Please also include a section describing the subadviser in the SAI, including fees paid to the subadviser.

Response.

The Registrant has confirmed that Natixis Advisors, L.P. will serve as the Fund’s investment adviser and Loomis, Sayles & Company, L.P. (“Loomis Sayles”) will serve as investment subadviser. Corrected information for the adviser and subadviser will appear in the Fund’s prospectus, and a section describing the subadviser, including fees paid to the subadviser, will be included in the SAI.

16. Comment.

In the first sentence of the “Prior Performance of Subadviser’s Similarly Managed Accounts” sub-section, which states, “The following table sets forth historical performance information for a group of discretionary accounts managed by Loomis Sayles…” please change the word “group” to “all”.

Response.	The Registrant has revised the “Prior Performance of Subadviser’s Similarly Managed Accounts” paragraph accordingly.

17. Comment.

Please supplementally confirm that the Registrant has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the “Advisers Act”).

Response.	The Registrant confirms that it has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

18. Comment

In the “Prior Performance of Subadviser’s Similarly Managed Accounts” sub- section of the prospectus, confirm that the “Net of Fees” figure includes all actual fees and expenses, including sales loads. If the actual fees of the composite are lower than the fees of the Fund, state that the use of the Fund’s fees would lower the performance of the composite.

Response.

The Registrant confirms that “Net of Fees” figures include all fees and expenses paid by accounts in the Composite, other than custody expenses, which are not charged by the Subadviser. The Registrant respectfully submits that accounts in the Composite are not subject to sales loads. The Registrant notes that actual fees paid by accounts in the Composite may vary depending on, among other things, the applicable fee schedule and the account size. The “Net of Fees” calculation reflects the deduction of the fee rate applicable to each account in the Composite for periods prior to April 1, 2015, and the deduction of the Subadviser’s standard fee rate for all accounts in the Composite (which is the highest fee rate paid by any account in the Composite) for periods since April 1, 2015. Consequently, no account in the Composite paid a fee rate higher than the standard fee rate during the periods shown. The Registrant respectfully submits that the deduction of the Subadviser’s standard fee rate from the Composite’s performance in this manner is consistent with previous no-action relief granted by the Staff. See J.P. Morgan Investment Management, Inc., SEC No-Action Letter (publically available May 7, 1996).

In response to the Staff’s comment, the Registrant has revised the third paragraph in the “Prior Performance of Subadviser’s Similarly Managed Accounts” as follows:

“The Composite’s returns were calculated on a total return basis, include all dividends and interest, accrued income and realized and unrealized gains and losses, and assume the reinvestment of earnings. All returns reflect the deduction of brokerage commissions and execution costs paid by the accounts, without provision for federal or state income taxes. “Net of Fees” figures include all fees and expenses paid by accounts in the Composite, other than custody expenses, which are not charged by the Subadviser. “Net of Fees” figures also reflect the deduction of ~~investment advisory fees~~ the fee rate applicable to each account in the Composite for periods prior to April 1, 2015, and the deduction of the Subadviser’s standard fee rate for all accounts in the Composite (which is the highest fee rate paid by any account in the Composite) for periods since April 1, 2015. The accounts in the Composite are subject to lower expenses than those of the Fund, and the deduction of the Fund’s expenses would lower the “Net of Fees” performance of the Composite.”

Statement of Additional Information (“SAI”)

19. Comment.	In the “Investment Advisory and Other Services” section, please include information regarding Loomis Sayles as subadviser.

Response.	The Registrant confirms that information regarding Loomis Sayles in its role as investment subadviser to the Fund has been included in the SAI.

20. Comment.	The second paragraph of the “Portfolio Manager’s Compensation” section of the Statement of Additional Information states that:

“Investment performance is the primary component of total variable compensation and generally represents at least 60% of the total for fixed income managers.”

Please include additional information consistent with Item 20(b) of Form N-1A describing how a portfolio manager’s investment performance is measured, including whether it is based on pre-tax or after-tax performance, identify any benchmark against which performance is measured and length of period over which performance is measured.

Response.	In response to this comment, the text in Appendix A replaces the “Portfolio Manager’s Compensation” section of the Statement of Additional Information.

21. Comment.	The second paragraph of the “Portfolio Manager’s Compensation” section of the Statement of Additional Information states that:

“Most mutual funds are not included in Loomis Sayles’ strategy composite, so unlike managed accounts, fund performance and asset size in those cases would not directly contribute to this calculation.”

Please restate this sentence in plain English.

Response.	The Registrant has revised the second paragraph of the “Portfolio Manager’s Compensation” section as follows:

“Most mutual funds ~~are~~ do not directly contribute to a portfolio manager’s overall compensation because ~~included in~~ Loomis Sayles uses the~~’ strategy composite so unlike managed accounts, fund~~ performance of the portfolio manager’s institutional accounts compared to an institutional peer group ~~and asset size in those cases would not directly contribute to this calculation~~.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis ETF Trust

cc:	Rosa Licea-Mailloux, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.

Appendix A

The following describes the structure of, and the method used to determine, the compensation of each of the above listed portfolio managers as of December 31, 2017.

Loomis Sayles believes that portfolio manager compensation should be driven primarily by the delivery of consistent and superior long-term performance for its clients. Portfolio manager compensation is made up primarily of three main components: base salary, variable compensation and a long-term incentive program. Although portfolio manager compensation is not directly tied to assets under management, a portfolio manager’s base salary and/or variable compensation potential may reflect the amount of assets for which the manager is responsible relative to other portfolio managers. Loomis Sayles also offers a profit sharing plan. Base salary is a fixed amount based on a combination of factors, including industry experience, firm experience, job performance and market considerations. Variable compensation is an incentive-based component and generally represents a significant multiple of base salary. Variable compensation is based on four factors: investment performance, profit growth of the firm, profit growth of the manager’s business unit and personal conduct ~~team commitment~~. Investment performance is the primary component of total variable compensation and generally represents at least 60% of the total. ~~for fixed income managers and 70% for equity managers.~~ The other three factors are used to determine the remainder of variable compensation, subject to the discretion of the Chief Investment Officer (“CIO”) and senior management. The CIO and senior management evaluate these other factors annually.

While mutual fund performance and asset size do not directly contribute to the compensation calculation, investment performance for fixed-income managers is measured by comparing the performance of Loomis Sayles’ institutional composite (pre-tax and net of fees) in the manager’s style to the performance of an external benchmark and a customized peer group. The external benchmark used for the investment style utilized by the Fund is noted below.

FUND	MANAGER BENCHMARK
Natixis Loomis Sayles Short Duration Income ETF	Bloomberg Barclays US Government/Credit 1-3 Year Index

The customized peer group is created by Loomis Sayles and is made up of institutional managers in the particular investment style. A manager’s relative performance for the past five years, or seven years for some products, is used to calculate the amount of variable compensation payable due to performance. To ensure consistency, Loomis Sayles analyzes the five- or seven-year performance on a rolling three-year basis. If a manager is responsible for more than one product, the rankings of each product are weighted based on relative revenue size of accounts represented in each product.

Loomis Sayles uses both an external benchmark and a customized peer group as a point of comparison for fixed-income manager performance because it believes they represent an appropriate combination of the competitive fixed-income product universe and the investment styles offered by Loomis Sayles.

In addition to the compensation described above, portfolio managers may receive additional compensation based on the overall growth of their strategies.

General

Most mutual funds ~~are~~ do not directly contribute to a portfolio manager’s overall compensation because ~~included in~~ Loomis Sayles uses the ~~’ strategy composite so unlike managed accounts,~~

~~fund~~ performance of the portfolio manager’s institutional accounts compared to an institutional peer group ~~and asset size in those cases would not directly contribute to this calculation~~.

However, each fund managed by Loomis Sayles employs strategies endorsed by Loomis Sayles and fits into the product category for the relevant investment style. Loomis Sayles may adjust compensation if there is significant dispersion among the returns of the composite and accounts not included in the composite.

Loomis Sayles has developed and implemented two distinct long-term incentive plans to attract and retain investment talent. The plans supplement existing compensation. The first plan has several important components distinguishing it from traditional equity ownership plans:

•	the plan grants units that entitle participants to an annual payment based on a percentage of company earnings above an established threshold;
•	upon retirement, a participant will receive a multi-year payout for his or her vested units; and
•	participation is contingent upon signing an award agreement, which includes a non-compete covenant.

The second plan is similarly constructed although the participants’ annual participation in company earnings is deferred for two years from the time of award and is only payable if the portfolio manager remains at Loomis Sayles. In this plan, there is no post-retirement payments or non-compete covenants.

Senior management expects that the variable compensation portion of overall compensation will continue to remain the largest source of income for those investment professionals included in the plan. The plan was ~~is~~ initially offered to portfolio managers and over time the scope of eligibility ~~is likely to~~ widened to include other key investment professionals. Management has full discretion on what units are issued and to whom.

Portfolio managers also participate in the Loomis Sayles profit sharing plan, in which Loomis Sayles makes a contribution to the retirement plan of each employee based on a percentage of base salary (up to a maximum amount). The portfolio managers may also participate in the Loomis Sayles defined benefit pension plan, which applies to all Loomis Sayles employees who joined the firm prior to May 3, 2003. The defined benefit is based on years of service and base compensation (up to a maximum amount).